Exhibit 99.1

CONSENT OF Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated December 11, 2017, relating to the consolidated statements of financial position of ESSA Pharma Inc. (the “Company”) as of September 30, 2017 and 2016, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended September 30, 2017, 2016, and 2015 of the Company in the Company’s registration statements on Form F-10 (File No. 333-208563) and Form S-8 (File No. 333-210217).

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

December 22, 2017